August 28, 2020

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, DC 20549

Re:	GENERATION INCOME PROPERTIES INC.
Amendment No. 3 to Form S-11
Filed July 20, 2020
File No. 333-235707

Dear Sir or Madam:

On behalf of Generation Income Properties, Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission set forth in your letter to David Sobelman, the Company’s President and Chairman of the Board, dated August 5, 2020. Your comments are reproduced below in bold, followed in each case by our response on behalf of the Company.

Amendment No. 3 on Form S-11

Our Distribution Policy, page 39

1.        We have considered your responses to our prior comments 1 and 2. Please address the following with respect to you distribution table:

•

Please revise your table to begin with the trailing twelve month net earnings as of the date of your most recently completed quarter. Your disclosure should include a reconciliation of the trailing twelve month amount to the quarterly and annual periods reflected in your historical or pro forma financial statements as applicable.

•	Please explain to us the purpose for your adjustment “increase in operating loss from increase in expenses” and explain to us how that adjustment was calculated.

August 28, 2020

•	We note that your table currently reflects a payout ratio of 90%. Please confirm that this ratio will be updated once you have determined your estimated annual distribution.

Response:  The Company has revised the distribution table to (i) begin with the net loss for the twelve months ended June 30, 2020, the date of its most recently completed quarter; (ii) include a reconciliation of the net loss for the twelve months ended June 30, 2020 to the periods in the Company’s financial statements and (iii) eliminate the adjustment for increase in operating loss from increase in expenses. The Company also confirms that its payout ratio continues to be 90% and will be updated once it has determined its estimated annual distribution.

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If you should have any additional questions, please contact me at 813.225.4122.

Best regards,

/s/  Curt P. Creely

Curt P. Creely

dpb